UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

PAGE
ITEM 1.	RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013	1

ITEM 1. RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under “Operating and Financial Review and Prospects” identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings, including as a result of a decline in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

The interim financial information included in this report on Form 6-K is unaudited and does not comply with IAS 34 “Interim Financial Reporting”.

This report should be read in conjunction with the Company’s report on Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on October 4, 2013 (SEC Accession No. 0001193125-13-391791) which contains, among other information, our recast audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011, and our annual report for the year ended December 31, 2012 on Form 20-F filed with the SEC on April 2, 2013.

The Group has implemented the new accounting standards set out in IFRS 10 and 11 since January 1, 2013. The impact of the implementation of IFRS 10 has been not material. Under the new standard set forth by IFRS 11, which supersedes SIC 13 “Jointly Controlled Entities” and IAS 31 “Interest in Joint Ventures”, it is no longer possible to use the proportionate consolidation method to account for joint arrangements. As a result, joint arrangements must be accounted for using the equity method. Accordingly, Türkiye Garanti Bankası A.Ş. (“Garanti”) and entities of the Garanti group are from January 1, 2013 accounted for using the equity method, whereas they were accounted for under the proportionate consolidation method prior to such date. This change affects various line items in our consolidated income statement and balance sheet but has no impact on our total equity or profit attributed to parent company. In order to present financial information on a consistent basis, the balance sheet information as of December 31, 2012 (unaudited) and the income statement information for the nine months ended September 30, 2012 (unaudited) included in this report, have been recast as if such standards had been applicable as of such date and the beginning of such period, respectively.

While changes to IFRS 12 and IAS 19 also came into force in 2013, we have not recast the consolidated financial information included herein to reflect these changes, as the impact of the implementation of these new accounting standards has not been material for the Group.

In addition, our financial information by operating segment has been recast to reflect our current reporting structure. As a result of the business segment restructuring carried out in 2013, the assets and results pertaining to the real estate business in Spain are now presented under a separate segment, Real Estate Activity in Spain. The creation of this new segment has affected our Spain operating segment and the Corporate Center (formerly, Corporate Activities). In accordance with IFRS 8, the analysis of the Eurasia business segment follows management criteria, which includes 25.01% of the assets, liabilities and income statement of Garanti.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report on Form 6-K may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

SELECTED CONSOLIDATED FINANCIAL DATA

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. BBVA also has investments in some of Spain’s leading companies. For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Nine Months Ended September 30,
	2013	2012	Change
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))		(In %)
Consolidated Statement of Income Data
Interest and similar income	17,589	18,374	(4.3)
Interest and similar expenses	(7,296)	(7,607)	(4.1)
Net interest income	10,293	10,767	(4.4)
Dividend income	121	373	(67.6)
Share of profit or loss of entities accounted for using the equity method	614	767	(19.9)
Fee and commission income	4,060	3,884	4.5
Fee and commission expenses	(907)	(805)	12.7
Net gains (losses) on financial assets and liabilities	1,226	971	26.3
Net exchange differences	667	97	n.m. (1)
Other operating income	3,677	4,097	(10.3)
Other operating expenses	(3,952)	(3,998)	(1.2)
Administration costs	(7,238)	(6,937)	4.3
Depreciation and amortization	(808)	(695)	16.3
Provisions (net)	(413)	(422)	(2.1)
Impairment losses on financial assets (net)	(4,456)	(5,229)	(14.8)
Impairment losses on other assets (net)	(274)	(997)	(72.5)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	703	13	n.m. (1)
Negative goodwill	—	320	(100.0)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(457)	(434)	5.3
Operating profit before tax	2,856	1,772	61.2
Income tax	(600)	111	n.m. (1)
Profit from continuing operations	2,256	1,883	19.8
Profit from discontinued operations (net)	1,400	254	n.m. (1)
Profit	3,656	2,137	71.1
Profit attributed to parent company	3,077	1,656	85.8
Profit attributed to non-controlling interests	580	481	20.6
Per share/ADS(2) Data
Number of shares outstanding (at period end)	5,724,326,491	5,382,108,140
Income attributed to parent company (3)	0.54	0.30
Dividends declared	—	—

(1)	Not meaningful.
(2)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2012, October 2012 and April 2013, and excluding the weighted average number of treasury shares during the period.

	As of and for the Nine Months Ended September 30, 2013	As of and for Year Ended December 31, 2012	As of and for the Nine Months Ended September 30, 2012
	(In Millions of Euros)
Consolidated Balance Sheet Data
Total assets	589,855	621,072	629,078
Common stock	2,805	2,670	2,637
Loans and receivables (net)	362,248	371,347	385,015
Customer deposits	294,225	282,795	281,036
Debt certificates and subordinated liabilities	82,348	98,070	97,759
Non-controlling interest	2,254	2,372	2,260
Total equity	47,378	43,802	43,750
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.26%	2.41%	2.38%
Return on average total assets(2) (*)	0.79%	0.37%	0.46%
Return on average equity(3) (*)	9.2%	4.0%	5.3%
Credit quality data
Loan loss reserve	15,117	14,159	10,259
Loan loss reserve as a percentage of total loans and receivables (net)	4.17%	3.81%	2.66%
Non-performing asset ratio (NPA ratio) (4) (*)	6.7%	5.1%	4.8%

(1)	Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the nine months ended September 30, 2013 and 2012, respectively, net interest income is annualized by multiplying the net interest income for the period by 4/3.
(2)	Represents profit attributed to parent company as a percentage of average total assets. In order to calculate “Return on average total assets” for the nine months ended September 30, 2013 and 2012, respectively, profit attributed to parent company is annualized by multiplying the profit attributed to parent company for the period by 4/3.
(3)	Represents profit attributed to parent company as a percentage of average equity. In order to calculate “Return on average equity” for the nine months ended September 30, 2013 and 2012, respectively, profit attributed to parent company is annualized by multiplying the profit attributed to parent company for the period by 4/3.
(4)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(*)	Under management criteria, which includes 25.01% of the assets, liabilities and income statement of Garanti.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and New Peruvian Soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. We are also exposed to fluctuations of the Turkish lira and the Chinese yuan, as a result of our investments in Garanti and CITIC International Financial Holdings Ltd. (“CIFH”) and China CITIC Bank Corporation Limited (“CNCB”), respectively.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our financial results as reported in this Form 6-K. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar, the Turkish lira and the Chinese yuan against the euro, expressed in local currency per €1.00 for the nine months ended September 30, 2013 and 2012, respectively, and as of September 30, 2013 and December 31, 2012 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Nine Months Ended September 30, 2013	For the Nine Months Ended September 30, 2012	As of September 30, 2013	As of December 31, 2012
Mexican peso	16.7017	16.9431	17.8463	17.1845
U.S.dollar	1.3169	1.2810	1.3505	1.3194
Argentine peso	6.9531	5.7164	7.8201	6.4768
Chilean peso	643.0868	626.9592	679.3478	633.3122
Colombian peso	2,444.9878	2,298.8506	2,583.9793	2,331.0023
Peruvian new sol	3.5234	3.4020	3.7549	3.3678
Venezuelan bolivar fuerte	7.8697	5.5012	8.4975	5.6616
Turkish lira	2.4591	2.3092	2.7510	2.3551
Chinese Yuan	8.1217	8.1065	8.2645	8.2207

During the nine months ended September 30, 2013, the Mexican peso appreciated against the euro on average terms, while the U.S. dollar, the Argentine peso, the Colombian peso, the Chilean peso, the Peruvian new sol, the Chinese yuan, the Venezuelan bolivar fuerte (which was devalued in February 2013) and the Turkish lira depreciated against the euro on average terms. At period-end, all of these currencies depreciated against the euro compared with the period-end rates at December 31, 2012. Overall, the effect of changes in the exchange rates on the period-on-period comparison of the Group’s income statement was positive.

BBVA Group Results of Operations for the Nine Months Ended September 30, 2013 and 2012

The changes in the Group’s consolidated income statements for the nine months ended September 30, 2013 and 2012 were as follows:

	For the Nine Months Ended September 30,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Interest and similar income	17,589	18,374	(4.3)
Interest expense and similar charges	(7,296)	(7,607)	(4.1)

Net interest income	10,293	10,767	(4.4)

Dividend income	121	373	(67.6)
Share of profit or loss of entities accounted for using the equity method	614	767	(19.9)
Fee and commission income	4,060	3,884	4.5
Fee and commission expenses	(907)	(805)	12.7
Net gains (losses) on financial assets and liabilities	1,226	971	26.3
Net exchange differences	667	97	n.m. (1)
Other operating income	3,677	4,097	(10.3)
Other operating expenses	(3,952)	(3,998)	(1.2)
Administration costs	(7,238)	(6,937)	4.3
Personnel expenses	(4,210)	(4,046)	4.1
General and administrative expenses	(3,028)	(2,891)	4.7
Depreciation and amortization	(808)	(695)	16.3
Provisions (net)	(413)	(422)	(2.1)
Impairment losses on financial assets (net)	(4,456)	(5,229)	(14.8)
Impairment losses on other assets (net)	(274)	(997)	(72.5)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	703	13	n.m. (1)
Negative goodwill	—	320	(100.0)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(457)	(434)	5.3

Operating profit before tax	2,856	1,772	61.2

Income tax	(600)	111	n.m. (1)

Profit from continuing operations	2,256	1,883	19.8

Profit from discontinued operations (net)	1,400	254	n.m. (1)

Profit income	3,656	2,137	71.1

Profit attributed to parent company	3,077	1,656	85.8
Profit attributed to non-controlling interests	580	481	20.6

(1)	Not meaningful.

Net interest income

Net interest income decreased by 4.4% to €10,293 million for the nine months ended September 30, 2013 from €10,767 million for the nine months ended September 30, 2012 mainly due to the decrease in the yield on loans, as a result of the difficult economic conditions in Spain, characterized by a low lending activity and pressure on margins, which was higher than the decline in the cost of deposits. In addition, net interest income was adversely affected by the elimination of floor clauses in mortgage loans in Spain.

Dividend income

Dividend income decreased by 67.6% to €121 million for the nine months ended September 30, 2013 from €373 million for the nine months ended September 30, 2012. This decrease was primarily due to the decrease in the dividends received from investments managed by our Global Markets area.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method decreased by 19.9% to €614 million for the nine months ended September 30, 2013 from €767 million for the nine months ended September 30, 2012 as a result of the decreased profits of CNCB for such period due to an increase in its loan-loss provisions in response to the coming into force of new local provisioning policies.

Fee and commission income

The breakdown of fee and commission income for the nine months ended September 30, 2013 and 2012 is as follows:

	For the Nine Months Ended September 30,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Commitment fees	141	137	2.9
Contingent risks	237	250	(5.2)
Letters of credit	36	41	(12.2)
Bank and other guarantees	200	208	(3.8)
Arising from exchange of foreign currencies and banknotes	17	23	(26.1)
Collection and payment services income	2,273	2,092	8.7
Bills receivables	50	55	(9.1)
Current accounts	265	290	(8.6)
Credit and debit cards	1,442	1,258	14.6
Checks	181	166	9.0
Transfers and others payment orders	246	228	7.9
Rest	90	96	(6.3)
Securities services income	852	810	5.2
Securities underwriting	60	56	7.1
Securities dealing	146	140	4.3
Custody securities	246	247	(0.4)
Investment and pension funds	304	277	9.7
Rest assets management	95	91	4.4
Counseling on and management of one-off transactions	12	5	140.0
Financial and similar counseling services	44	29	51.7
Factoring transactions	28	29	(3.4)
Non-banking financial products sales	85	74	14.9
Other fees and commissions	372	436	(14.7)

Fee and commission income	4,060	3,884	4.5

Fee and commission income increased by 4.5% to €4,060 million for the nine months ended September 30, 2013 from €3,884 million for the nine months ended September 30, 2012 mainly due to the increased activity in credit and debit cards in South America and Mexico.

Fee and commission expenses

The breakdown of fee and commission expenses for the nine months ended September 30, 2013 and 2012 is as follows:

	For the Nine Months Ended September 30,		Change
	2013	2012
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	1	2	(50.0)
Fees and commissions assigned to third parties	655	572	14.5
Credit and debit cards	556	475	17.1
Transfers and others payment orders	36	31	16.1
Securities dealing	4	9	(55.6)
Rest	59	57	3.5
Other fees and commissions	252	232	8.6

Fee and commission expenses	907	805	12.7

Fee and commission expenses increased by 12.7% to €907 million for the nine months ended September 30, 2013 from €805 million for the nine months ended September 30, 2012, primarily due to the greater business activity in credit and debit cards.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities increased by 26.3% to €1,226 million for the nine months ended September 30, 2013 from €971 million for the nine months ended September 30, 2012, primarily as a result of the capital gains derived from the sale of some securities portfolios.

Net exchange differences increased to €667 million for the nine months ended September 30, 2013 from €97 million for the nine months ended September 30, 2012, due primarily to the positive evolution of the Mexican peso and the structural management of exchange rates, mainly by entering into derivatives transactions.

Other operating income and expenses

Other operating income amounted to €3,677 million for the nine months ended September 30, 2013 a 10.3% decrease compared with €4,097 million for the nine months ended September 30, 2012, due primarily to decreased income derived from insurance and reinsurance contracts.

Other operating expenses for the nine months ended September 30, 2013, amounted to €3,952 million, a 1.2% decrease compared with the €3,998 million recorded for the nine months ended September 30, 2012.

Administration costs

Administration costs comprise personnel expenses and general and administrative expenses and for the nine months ended September 30, 2013 were €7,238 million, a 4.3% increase from the €6,937 million recorded for the nine months ended September 30, 2012, due primarily to the investments made to implement our expansion and technological transformation plans.

The table below provides a breakdown of personnel expenses for the nine months ended September 30, 2013 and 2012:

	For the Nine Months Ended September 30,		Change
	2013	2012
	(In Millions of Euros)		(In %)
Wages and salaries	3,180	3,102	2.5
Social security costs	525	494	6.3
Transfers to internal pension provisions	62	43	44.2
Contributions to external pension funds	72	67	7.5
Other personnel expenses	373	340	9.7

Personnel expenses	4,211	4,046	4.1

Wages and salaries expenses increased from €3,102 million for the nine months ended September 30, 2012 to €3,180 million for the nine months ended September 30, 2013.

The table below provides a breakdown of general and administrative expenses for the nine months ended September 30, 2013 and 2012:

	For the Nine Months Ended September 30,		Change
	2013	2012
	(In Millions of Euros)		(In %)
Technology and systems	590	540	9.3
Communications	214	232	(7.8)
Advertising	277	263	5.3
Property, fixtures and materials	675	655	3.0
Of which:
Rent expenses	354	367	(3.5)
Taxes other than income tax	313	299	4.7
Other expenses	957	902	6.1

General and administrative expenses	3,027	2,891	4.7

Technology and systems expenses increased from €540 million for the nine months ended September 30, 2012 to €590 million for the nine months ended September 30, 2013. In recent years, we have undertaken significant investments in global technology projects, particularly in the area of transformation and innovation. We started up a number of projects in 2012, including the implementation of the new BBVA Compass technological platform in all our branches in the United States.

Depreciation and amortization

Depreciation and amortization for the nine months ended September 30, 2013 amounted to €808 million a 16.3% increase compared with €695 million recorded for the nine months ended September 30, 2012, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the nine months ended September 30, 2013 amounted to €413 million, a 2.1% decrease compared with the €422 million recorded for the nine months ended September 30, 2012.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the nine months ended September 30, 2013 amounted to €4,456 million, a 14.8% decrease compared with the €5,229 million recorded for the nine months ended September 30, 2012. The decrease is due to the fact that during 2013 there were lower write-downs to address the deterioration of the loans related to real estate in Spain. The Group’s non-performing assets ratio was 6.7% as of September 30, 2013, compared with 4.8% as of September 30, 2012. As of December 31, 2012, the non-performing assets ratio was 5.1%.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the nine months ended September 30, 2013 amounted to €274 million, a 72.5% decrease compared with the €997 million recorded for the nine months ended September 30, 2012. Impairment losses on other assets (net) were higher in the nine months ended September 30, 2012 as a result of the deterioration during 2012 of the value of our real estate inventories.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the nine months ended September 30, 2013 amounted to a gain of €703 million, compared with €13 million for the nine months ended September 30, 2012. This increase was mainly due to the capital gains generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and SCOR Global Life Reinsurance Ireland plc. (“SCOR”), pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies). BBVA Seguros received a reinsurance commission of approximately €630 million before tax from SCOR.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Losses in non-current assets held for sale not classified as discontinued operations for the nine months ended September 30, 2013, amounted to €457 million, compared with €434 million for the nine months ended September 30, 2012. This increase was primarily due to the higher provisions made in connection with real estate foreclosed assets in Spain.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the nine months ended September 30, 2013 was €2,856 million, a 61.2% increase from the €1,772 million recorded for the nine months ended September 30, 2012.

Income tax

Income tax for the nine months ended September 30, 2013 amounted to €600 million, compared with a tax credit of €111 million recorded for the nine months ended September 30, 2012, due to the impact in 2012 of the amortization of certain goodwill arising from investment in foreign companies made prior to December 31, 2007, which is deductible according to a European Union decision published on May 21, 2012 and lower proportion of revenues with low or zero tax rates.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the nine months ended September 30, 2013 was €2,256 million, a 19.8% increase from the €1,883 million recorded for the nine months ended September 30, 2012.

Profit from discontinued operations (net)

Profit from discontinued operations for the nine months ended September 30, 2013 was €1,400 million, compared with €254 million for the nine months ended September 30, 2012, mainly due to the capital gain from the sale of our stakes in the Mexican company Administradora de Fondos para el Retiro Bancomer, S.A., in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Censantías S.A., and in the Peruvian company AFP Horizonte S.A.

Profit

As a result of the foregoing, profit for the nine months ended September 30, 2013 was €3,656 million, a 71.1% increase from the €2,137 million recorded for the nine months ended September 30, 2012.

Profit attributed to parent company

Profit attributed to parent company for the nine months ended September 30, 2013 was €3,077 million, a 85.8% increase from the €1,656 million recorded for the nine months ended September 30, 2012.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests for the nine months ended September 30, 2013 was €580 million, a 20.6% increase over the €481 million recorded for the nine months ended September 30, 2012, due mainly to the growth in earnings from Peru where we have significant minority shareholders.

B. Key Indicators

The information set forth in this section has been prepared in accordance with our management criteria, which includes 25.01% of the assets, liabilities and income statement of Garanti.

Return on equity was 9.2% for the nine months ended September 30, 2013, compared with 5.3% for the year ended December 31, 2012 and 4.0% for the nine months ended September 30, 2012.

The cost/income ratio was 51.2% for the nine months ended September 30, 2013, compared with 48.1% for the year ended December 31, 2012 and 47.8% for the nine months ended September 30, 2012.

As of September 30, 2013 lending to customers (net) amounted to €341,553 million, compared with €352,931 million as of December 31, 2012 and €363,818 million as of September 30, 2012. The decrease in lending to customers in the nine months ended September 30, 2013 was mainly due to the deleveraging process being carried out by our clients in Spain, which more than offset the positive evolution in other regions.

As of September 30, 2013 lending to domestic customers amounted to €176,431 million, compared with €190,817 million as of December 31, 2012 and €198,583 million as of September 30, 2012. Lending to non-domestic customers as of September 30, 2013 amounted to €154,446 million, compared with €156,312 million as of December 31, 2012 and €158,966 million as of September 30, 2012.

Non-performing loans amounted to €26,109 million as of September 30, 2013, compared with €20,287 million as of December 31, 2012, and €19,834 million as of September 30, 2012. The non-performing assets ratio was 6.7% as of September 30, 2013, compared with 5.1% as of December 31, 2012 and 4.8% as of September 30, 2012. The non-performing assets coverage ratio was 60% as of September 30, 2013, compared with 72% as of December 31, 2012, and 69% as of September 30, 2012. The decrease in the non-performing assets coverage ratio relates mainly to Spain.

As of September 30, 2013 total customer funds amounted to €398,765 million compared with €384,491 million as of December 31, 2012 and €378,997 million as of September 30, 2012.

As of September 30, 2013 deposits from customers were €303,656 million compared with €292,716 million as of December 31, 2012 and €288,709 million as of September 30, 2012. Growth of customer deposits was mainly related to the growth of the retail segment in all the regions where we operate.

Customer funds off-balance sheet amounted to €95,109 million as of September 30, 2013 compared with €91,774 million as of December 31, 2012 and €90,287 million as of September, 2012.

C. Capital

Based on the framework of Basel II, we estimate that as of September 30, 2013 and December 31, 2012, our consolidated Tier I risk-based capital ratio was 11.5% and 10.8%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 13.6% and 13.0%, respectively. Basel II recommends that these ratios be at least 4% and 8%, respectively.

D. Results of Operations by Operating Segment for the Nine Months Ended September 30, 2013 and 2012

The main changes in the reporting structure of the BBVA Group’s operating segments in the nine months ended September 30, 2013 are as follows:

•	As a result of the increasingly geographical orientation of the Group’s reporting structure, certain portfolios, finance and structural euro balance sheet positions managed by the Assets and Liabilities Committee (ALCO) that were previously reported under our Corporate Activities segment (which is currently denominated the ‘Corporate Center’ segment) are now part of our Banking Activity in Spain segment (which is described below).

•	Due to the particularities of their management, the assets and results pertaining to the real estate business in Spain are now presented under a separate segment: Real Estate Activity in Spain. This new segment includes lending to real estate developers (which was previously included in our prior Spain segment) and foreclosed real estate assets (which were previously included in our Corporate Activities segment).

As a result, the current composition of our operating segments is as follows:

•	Banking Activity in Spain (hereinafter Spain) which is substantially the same as our prior Spain segment (except for the changes referred to above) and includes: the Spanish retail network (which includes the segments of individual customers, private banking and small businesses); Corporate and Business Banking (CBB), which handles small and medium sized enterprises, corporations and the public sector in Spain; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in Spain; and other units, including the insurance business in Spain (BBVA Seguros) and the Asset Management unit (management of mutual and pension funds in Spain). In addition, it includes certain portfolios, finance and structural euro balance sheet positions as described above.

•	Real Estate Activity in Spain. This new segment has been set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes mainly lending to real estate developers (which was previously included in our prior Spain segment) and foreclosed real estate assets (which were previously included in our prior Corporate Activities segment).

•	Eurasia, which continues to include the business carried out in the rest of Europe and Asia, i.e., the retail and wholesale businesses of the Group in such geographic areas. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH.

•	Mexico, which, following our sale of our Mexican pension business in the nine months ended September 30, 2013, currently includes our banking and insurance businesses in Mexico. The banking business includes retail business, through our Commercial Banking, Consumer Finance and Corporate and Institutional Banking units, and wholesale banking, through Corporate & Investment Banking (CIB).

•	The United States encompasses the Group’s businesses in the United States. Until December 2012, this operating segment also included the Group’s business in Puerto Rico, the sale of which was closed in December 2012. The financial information included in this report for the nine months ended September 30, 2012 for our United States segment does not include the business in Puerto Rico (such business has been included in the Corporate Center segment).

•	South America currently includes the banking and insurance businesses that BBVA carries out in the region. Prior to 2013, this segment also included our pension business in the region. As of September 30, 2013, the Group had reached an agreement for the sale of our stake in the Chilean company AFP Provida S.A. Such transaction was closed on October 2, 2013. Additionally, we closed the sale (booked in the Corporate Center segment) of the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. and the Peruvian company AFP Horizonte S.A. on April 18, 2013 and April 23, 2013, respectively. Further, we have also reached an agreement for the sale of the entire stake that BBVA holds directly and indirectly in BBVA Panamá on July 20, 2013.

In addition to the operating segments referred to above, we have a Corporate Center segment which includes those items that have not been allocated to an operating segment. It includes our general management functions, including: costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure an adequate management of the Group’s global solvency; proprietary portfolios, such as industrial holdings, and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; goodwill and other intangibles. It also included BBVA Puerto Rico prior to its sale, which was completed in December 2012.

Operating segment data relating to the nine months ended September 30, 2013 and 2012 contained in this report has been presented on a uniform basis consistent with our current organizational structure to ensure like-for-like comparisons.

SPAIN

	For the Nine Months Ended September 30,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	2,910	3,617	(19.5)

Net fees and commissions	1,034	1,007	2.6
Net gains (losses) on financial assets and liabilities and net exchange differences	627	222	182.6
Other operating income and expenses (net)	155	261	(40.6)
Administration costs	(2,193)	(2,033)	7.9
Depreciation and amortization	(84)	(75)	12.9
Impairment losses on financial assets (net)	(2,161)	(1,394)	55.0
Provisions (net) and other gains (losses)	432	(140)	n.m. (1)

Operating profit/ (loss) before tax	719	1,466	(51.0)

Income tax	(222)	(431)	(48.4)

Profit from continuing operations	496	1,035	(52.0)

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	496	1,035	(52.0)

Profit attributed to non-controlling interests	(19)	(2)	n.m. (1)

Profit attributed to parent company	477	1,033	(53.8)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2013 was €2,910 million, a 19.5% decrease compared with the €3,617 million recorded for the nine months ended September 30, 2012, mainly due to the decrease in income from loans, as a result of the difficult economic conditions, characterized by a low lending activity and pressure on margins, in Spain. In addition, net interest income was adversely affected by the elimination of floor clauses in mortgage loans.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,034 million for the nine months ended September 30, 2013, a 2.6% increase from the €1,007 million recorded for the nine months ended September 30, 2012, due to the greater contribution from mutual and pension funds.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2013 was €627 million compared with the €222 million recorded for the nine months ended September 30, 2012, as a result of the capital gains obtained from the rotation of the ALCO portfolios in an environment characterized by low interest rates.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2013 was a gain of €155 million, a 40.6% decrease from the €261 million gain recorded for the nine months ended September 30, 2012, primarily due to decreased income from dividends and insurance activities, and a higher contribution to the Deposit Guarantee Fund due to a higher volume of deposits.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2013 were €2,193 million, a 7.9% increase from the €2,033 million recorded for the nine months ended September 30, 2012, primarily due to the integration of Unnim (carried-out at the end of July of 2012).

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2013 was €2,161 million, a 55.0% increase from the €1,394 million recorded for the nine months ended September 30, 2012 which is mainly attributable to the impairment of assets related to the deterioration of economic conditions in Spain and the refinancing of loans. This operating segment’s non-performing assets ratio was 6.2%, as of September 30, 2013, compared with 4.1% as for December 31, 2012 and 3.7% as of September 30, 2012. This increase was mainly attributable to the impairment of refinanced loans.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the nine months ended September 30, 2013 was a gain of €432 million, compared with a loss of €140 million recorded in the nine months ended September 30, 2012. This increase was mainly due to the €630 million in capital gains before tax generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and SCOR, pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies).

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the nine months ended September 30, 2013 was €719 million, compared with the €1,466 million recorded in the nine months ended September 30, 2012.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2013 was a €222 million expense, a 48.4% decrease from the €431 million expense recorded in the nine months ended September 30, 2012, primarily as result of the decrease in operating profit before tax.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for the nine months ended September 30, 2013 was €477 million, compared to the €1,033 million recorded in the nine months ended September 30, 2012.

REAL ESTATE ACTIVITY IN SPAIN

	For the Nine Months Ended September 30,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	28	(23)	n.m. (1)

Net fees and commissions	8	14	(44.4)
Net gains (losses) on financial assets and liabilities and net exchange differences	38	(31)	n.m. (1)
Other operating income and expenses (net)	(86)	(38)	130.1
Administration costs	(94)	(69)	35.6
Depreciation and amortization	(17)	(17)	(1.0)
Impairment losses on financial assets (net)	(510)	(2,305)	(77.9)
Provisions (net) and other gains (losses)	(677)	(1,401)	(51.7)

Operating profit/ (loss) before tax	(1,310)	(3,870)	(66.2)

Income tax	467	1,154	(59.5)

Profit from continuing operations	(842)	(2,717)	(69.0)

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	(842)	(2,717)	(69.0)

Profit attributed to non-controlling interests	(2)	1	n.m. (1)

Profit attributed to parent company	(845)	(2,715)	(68.9)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2013 was a gain of €28 million compared with a loss of €23 million recorded for the nine months ended September 30, 2012. Net interest income generated by this operating segment is lower than the net interest income of other operating segments since its main activity relates to the management of real estate assets (rather than to the provision of banking services).

Net fees and commissions

Net fees and commissions of this operating segment amounted to €8 million for the nine months ended September 30, 2013, compared with the €14 million recorded for the nine months ended September 30, 2012.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2013 was a gain of €38 million compared with a loss of €31 million recorded for the nine months ended September 30, 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2013 was a loss of €86 million compared with a loss of €38 million recorded for the nine months ended September 30, 2012.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2013 were €94 million, a 35.6% increase over the €69 million recorded for the nine months ended September 30, 2012, primarily due to increased personnel expenses, as a result of the allocation of additional staff to this segment in order to carry out its activity.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2013 was €510 million, a 77.9% decrease from the €2,305 million recorded for the nine months ended September 30, 2012, mainly due to refinanced loans.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the nine months ended September 30, 2013 was a loss of €677 million, a 51.7% decrease from the €1,401 million loss recorded in the nine months ended September 30, 2012, as a result of lower imparment of non financial assets.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the nine months ended September 30, 2013 was €1,310 million, a 66.2% decrease from the €3,870 million operating loss before tax recorded in the nine months ended September 30, 2012.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2013 was a benefit of €467 million, a 59.5% decrease from the benefit of €1,154 million recorded in the nine months ended September 30, 2012.

Profit (loss) attributed to parent company

As a result of the foregoing, loss attributed to parent company of this operating segment for the nine months ended September 30, 2013 was €845 million, a 68.9% decrease from the €2,715 million loss recorded in the nine months ended September 30, 2012.

EURASIA

As described under “Presentation of Financial Information”, in accordance with the new standard set forth by IFRS 11, Garanti and entities of the Garanti group are from January 1, 2013 accounted for using the equity method in our consolidated financial information, whereas they were accounted for under the proportionate consolidation method prior to such date. In accordance with IFRS 8, the analysis of the Eurasia business segment follows management criteria, which includes 25.01% of the assets, liabilities and income statement of Garanti. A reconciliation of the income statement of our operating segments and the Group’s income statement is set forth at the end of this report.

On October 21, 2013, we completed the sale of 5.1% of our participation in the share capital of CNCB to CITIC Limited for a total price of approximately €944 million. See “Recent Developments—Sale of the 5.1% of China CITIC Bank Corporation Limited (CNCB)”.

	For the Nine Months Ended September 30,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	702	606	15.9

Net fees and commissions	301	336	(10.5)
Net gains (losses) on financial assets and liabilities and net exchange differences	177	91	94.3
Other operating income and expenses (net)	409	590	(30.6)
Administration costs	(512)	(531)	(3.7)
Depreciation and amortization	(39)	(40)	(3.0)
Impairment losses on financial assets (net)	(238)	(138)	72.4
Provisions (net) and other gains (losses)	(33)	(19)	67.4

Operating profit/ (loss) before tax	768	894	(14.0)

Income tax	(122)	(79)	55.0

Profit from continuing operations	647	815	(20.7)

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	647	815	(20.7)

Profit attributed to non-controlling interests	—	—	n.m. (1)

Profit attributed to parent company	647	815	(20.7)

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition,” in the nine months ended September 30, 2013, the Turkish lira depreciated against the Euro in average terms year-on-year, resulting in a negative exchange rate effect on our income statement for the nine months ended September 30, 2013.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2013 was €702 million compared with the €606 million recorded for the nine months ended September 30, 2012. This increase was mainly due to the decrease in the interest and similar expenses related to certain lira denominated liabilities of Garanti, which more than offset the decrease in the customer interest rate spread.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €301 million for the nine months ended September 30, 2013, a 10.5% decrease from the €336 million recorded for the nine months ended September 30, 2012, due to a lower activity in the wholesale market.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2013 was €177 million compared with the €91 million recorded for the nine months ended September 30, 2012, principally as a result of increased gains in trading activities.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2013 was a gain of €409 million a 30.6% decrease from the €590 million gain recorded for the nine months ended September 30, 2012 due to the lower contribution of CNCB due to an increase in its loan-loss provisions in response to the coming into force of new local provisioning policies.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2013 were €512 million, a 3.7% decrease over the €531 million recorded for the nine months ended September 30, 2012.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2013 was €238 million, compared with the €138 million recorded for the nine months ended September 30, 2012, mainly due to the increased impairment losses on financial assets in Garanti. This operating segment’s non-performing asset ratio increased to 2.9% as of September 30, 2013 from 2.8% as of December 31, 2012.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the nine months ended September 30, 2013 was a loss of €33 million, compared with the €19 million loss recorded in the nine months ended September 30, 2012.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2013 was €768 million, a 14.0% decrease from the €894 million recorded in the nine months ended September 30, 2012.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2013 was €122 million, compared with €79 million recorded in the nine months ended September 30, 2012, primarily as a result of a lower proportion of income with relatively low or zero tax rates.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for the nine months ended September 30, 2013 was €647 million, a 20.7% decrease from the €815 million recorded in the nine months ended September 30, 2012.

MEXICO

	For the Nine Months Ended September 30,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	3,347	3,086	8.5

Net fees and commissions	883	790	11.8
Net gains (losses) on financial assets and liabilities and net exchange differences	128	172	(25.8)
Other operating income and expenses (net)	242	211	14.5
Administration costs	(1,631)	(1,517)	7.5
Depreciation and amortization	(121)	(97)	25.2
Impairment losses on financial assets (net)	(1,101)	(970)	13.6
Provisions (net) and other gains (losses)	(46)	(39)	20.4

Operating profit/ (loss) before tax	1,700	1,638	3.8

Income tax	(408)	(409)	(0.3)

Profit from continuing operations	1,293	1,229	5.2

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	1,293	1,229	5.2

Profit attributed to non-controlling interests	—	—	0.2

Profit attributed to parent company	1,292	1,228	5.2

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition,” in the nine months ended September 30, 2013 the Mexican peso appreciated against the euro in average terms year-on-year, resulting in a positive exchange rate effect on our income statement for the nine months ended September 30, 2013.

In the second half of 2012, we signed an agreement for the sale of our pension business in Mexico and the sale was completed on January 9, 2013. The gain on the sale was recorded under our Corporate Center.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2013 was €3,347 million, a 8.5% increase from the €3,086 million recorded for the nine months ended September 30, 2012, due primarily to increased business activity, with greater volumes of lending and customer funds.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €883 million for the nine months ended September 30, 2013, a 11.8% increase from the €790 million recorded for the nine months ended September 30, 2012, due to increased operations by customers with credit and debit cards and greater income from issuances on the market by corporate customers.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2013 amounted to €128 million, a 25.8% decrease from the €172 million recorded for the nine months ended September 30, 2012, mainly due to less income from net trading activity as a result of an increase in the yield curves that affect our portfolio negatively.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2013, was a gain €242 million, a 14.5% increase from the €211 million gain recorded for the nine months ended September 30, 2012, principally due to growth in the insurance business.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2013 amounted to €1,631 million, a 7.5% increase from the €1,517 million recorded for the nine months ended September 30, 2012, primarily due to investments made for the opening and modernization of offices and investments in technological innovation.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2013 was €1,101 million, a 13.6% increase from the €970 million recorded for the nine months ended September 30, 2012. This increase was due in part to growth in lending. The operating segment’s non-performing assets ratio increased to 4.1% as of September 30, 2013 from 3.8% as of December 31, 2012. As of September 30, 2012, the non-performing assets ratio was 4.1%.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2013 was €1,700 million, a 3.8% increase from the €1,638 million recorded for the nine months ended September 30, 2012.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2013 was €408 million, a 0.3% decrease from the €409 million recorded for the nine months ended September 30, 2012.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for the nine months ended September 30, 2013 was €1,292 million, a 5.2% increase from the €1,228 million recorded for the nine months ended September 30, 2012.

SOUTH AMERICA

	For the Nine Months Ended September 30,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	3,345	3,081	8.6

Net fees and commissions	693	660	5.0
Net gains (losses) on financial assets and liabilities and net exchange differences	505	336	50.2
Other operating income and expenses (net)	(511)	(166)	208.1
Administration costs	(1,625)	(1,537)	5.7
Depreciation and amortization	(123)	(125)	(1.4)
Impairment losses on financial assets (net)	(485)	(409)	18.7
Provisions (net) and other gains (losses)	(89)	(127)	(30.1)

Operating profit/ (loss) before tax	1,711	1,714	(0.2)

Income tax	(405)	(379)	6.9

Profit from continuing operations	1,306	1,336	(2.2)

Profit from discontinued operations (net)	—	—	—

Profit	1,306	1,336	(2.2)

Profit attributed to non-controlling interests	(421)	(428)	(1.7)

Profit attributed to parent company	885	908	(2.5)

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition,” the average exchange rates against the euro of the currencies of the countries in which we operate in South America decreased in the nine months ended September 30, 2013 year-on-year, resulting in a negative impact on the results of operations of the South America operating segment expressed in euro.

During the second half of 2012 we embarked on various negotiations for the sale of our pension business in South America. We reached an agreement for the sale of our stake in the Chilean company AFP Provida S.A. on February 1, 2013, and such transaction was closed on October 2, 2013. Since this sale was completed in October, it did not have an impact on our income statement for the nine months ended September 30, 2013. Additionally, we closed the sale (booked in the Corporate Center) of the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. and the Peruvian company AFP Horizonte S.A. on April 18, 2013 and April 23, 2013, respectively.

Further, we reached an agreement for the sale of the entire stake that BBVA holds directly and indirectly in BBVA Panamá on July 20, 2013. The closing of this transaction is subject to obtaining the relevant regulatory approvals. This transaction is expected to generate net capital gains of approximately €150 million.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2013 was €3,345 million, an 8.6% increase from the €3,081 million recorded in the nine months ended September 30, 2012, mainly due to the increase in volume of customer loans and deposits during the period, despite the adjustment for hyperinflation in Venezuela, which has been greater than in previous periods.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €693 million in the nine months ended September 30, 2013 a 5.0% increase from the €660 million recorded in the nine months ended September 30, 2012, in line with the increased activity in the region. In addition, fees and commissions benefited from a payment by VISA of approximately €16 million in the second quarter of 2013 related to an increase in card usage volumes.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment in the nine months ended September 30, 2013 were €505 million, a 50.2% increase from the €336 million recorded in the nine months ended September 30, 2012, mainly due to the positive exchange rate effect of the depreciation of the Venezuela bolivar in the trading portfolios denominated in U.S. Dollars.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2013, was a loss of €511 million, compared with a loss of €166 million recorded for the nine months ended September 30, 2012, principally due to the impact of Venezuela being considered as a hyperinflationary economy for accounting purposes since 2009 and the greater contribution made to the deposit guarantee funds in the countries in which we operate.

Administration costs

Administration costs of this operating segment in the nine months ended September 30, 2013 were €1,625 million, a 5.7% increase from the €1,537 million recorded in nine months ended September 30, 2012, primarily due to the implementation of growth plans and the higher inflation recorded in the area.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment in the nine months ended September 30, 2013 was €485 million an 18.7% increase from the €409 million recorded in the nine months ended September 30, 2012, due in part to the growth of loans and advances to customers. In addition, impairment losses in the first half of 2012 were particularly low as a result of the better economic conditions in the countries in which we operate, which affected the comparability with the impairment losses for the nine months ended September 30, 2013. The operating segment’s non-performing assets ratio was 2.2% as of September 30, 2013, compared with 2.1% as of December 31, 2012. As of September 30, 2012, the non-performing assets ratio was 2.2%.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment in the nine months ended September 30, 2013 amounted to €1,711 million, 0.2% decrease compared with the €1,714 million recorded in the nine months ended September 30, 2012.

Income tax

Income tax of this operating segment in the nine months ended September 30, 2013 was €405 million, a 6.9% increase from the €379 million recorded in the nine months ended September 30, 2012.

Profit attributed to parent company

Profit attributed to parent company of this operating segment in the nine months ended September 30, 2013 was €885 million, a 2.5% decrease from the €908 million recorded in the nine months ended September 30, 2012.

UNITED STATES

	For the Nine Months Ended September 30,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	1,056	1,179	(10.5)

Net fees and commissions	424	445	(4.8)
Net gains (losses) on financial assets and liabilities and net exchange differences	119	114	4.1
Other operating income and expenses (net)	5	(36)	n.m. (1)
Administration costs	(965)	(995)	(3.0)
Depreciation and amortization	(135)	(131)	2.7
Impairment losses on financial assets (net)	(68)	(74)	(8.4)
Provisions (net) and other gains (losses)	—	(40)	n.m. (1)

Operating profit/ (loss) before tax	435	461	(5.5)

Income tax	(121)	(144)	(15.6)

Profit from continuing operations	314	317	(1.0)

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	314	317	(1.0)

Profit attributed to non-controlling interests	—	—	n.m. (1)

Profit attributed to parent company	314	317	(1.0)

(1)	Not meaningful.

As discussed above under “-Factors Affecting the Comparability of our Results of Operations and Financial Condition” in 2013 the U.S. dollar depreciated against the Euro on average terms year-on-year, resulting in a negative exchange rate effect on our income statement for the nine months ended September 30, 2013 .

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2013 was €1,056 million, a 10.5% decrease from the €1,179 million recorded in the nine months ended September 30, 2012, primarily as a result of the lower yields on interest earning assets, which have detracted from the positive impact of increased activity.

Net fees and commissions

Net fees and commissions of this operating segment in the nine months ended September 30, 2013 were €424 million, a 4.8% decrease from the €445 million recorded in the nine months ended September 30, 2012, due primarily to the coming into force of restrictive regulations on fees and commissions.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment in the nine months ended September 30, 2013 were €119 million, a 4.1% increase from the €114 million recorded in the nine months ended September 30, 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment in the nine months ended September 30, 2013 were an income of €5 million, compared with an expense of €36 million recorded in the nine months ended September 30, 2012 mainly due to lower contributions to the Federal Deposit Insurance Corporation (FDIC) indemnification expense (changes in FDIC indemnification expense between periods was driven by changes in credit quality of the covered loan portfolio as well as changes in the expected cash flows of the covered loans) and a reduction in FDIC insurance expense as a result of improvements in the variables used to calculate the assessment.

Administration costs

Administration costs of this operating segment in the nine months ended September 30, 2013 were €965 million, a 3.0% decrease from the €995 million recorded in the nine months ended September 30, 2012, due to lower personnel expenses.

Depreciation and amortization

Depreciation and amortization of this operating segment for the nine months ended September 30, 2013 was €135 million, a 2.7% increase from €131 million in the nine months ended September 30, 2012.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2013 was €68 million, an 8.4% decrease from the €74 million recorded for the nine months ended September 30, 2012, primarily due to the improvement in the loan-book mix. The non-performing assets ratio of this operating segment as of September 30, 2013 decreased to 1.5% from 2.4% as of December 31, 2012. As of September 30, 2012, the non-performing assets ratio was 2.4%.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the nine months ended September 30, 2013 were zero compared with the €40 million losses recorded for the nine months ended September 30, 2012.

Operating profit / (loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the nine months ended September 30, 2013 was €435 million, a 5.5% decrease from the €461 million recorded in the nine months ended September 30, 2012.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2013 was €121 million, a 15.6% decrease from the €144 million recorded in the nine months ended September 30, 2012, due in part to the decrease in the operating profit before tax.

Profit attributed to parent company

Profit attributed to parent company of this operating segment for the nine months ended September 30, 2013 was €314 million, a 1.0% decrease from the €317 million recorded in the nine months ended September 30, 2012.

CORPORATE CENTER

	For the Nine Months Ended September 30,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	(535)	(334)	60.4

Net fees and commissions	(49)	(24)	105.7
Net gains (losses) on financial assets and liabilities and net exchange differences	325	217	49.9
Other operating income and expenses (net)	25	200	(87.4)
Administration costs	(491)	(524)	(6.3)
Depreciation and amortization	(320)	(241)	32.8
Impairment losses on financial assets (net)	(3)	(16)	(80.7)
Provisions (net) and other gains (losses)	(49)	247	n.m.	(1)

Operating profit/ (loss) before tax	(1,098)	(474)	131.3

Income tax	141	342	(58.7)

Profit from continuing operations	(956)	(132)	n.m.	(1)

Profit from discontinued operations (net)	1,400	254	n.m.	(1)

Profit	444	122	263.6

Profit attributed to non-controlling interests	(137)	(52)	165.4

Profit attributed to parent company	307	70	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2013 was an expense of €535 million compared with an expense of €334 million recorded in the nine months ended September 30, 2012. Net interest income has been negatively affected by the rising cost of wholesale funding resulting from the instability in the Euro zone area throughout 2012, which had a negative impact in our interest expenses for the nine months ended September 30, 2013 as a result of the wholesale funding raised in 2012.

Net fees and commissions

Net fees and commissions of this operating segment amounted to an expense of €49 million for the nine months ended September 30, 2013, compared with the €24 million expense recorded for the nine months ended September 30, 2012, mainly as a result of lower income from mutual fund fees.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2013 were a gain of €325 million, compared with a gain of €217 million in the nine months ended September 30, 2012, primarily as a result of the structural management of exchange rates and capital gains derived from the sale of some securities portfolios.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2013 was a gain of €25 million, compared with a gain of €200 million recorded in the nine months ended September 30, 2012, mainly as a result of lower income from dividends.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2013 were €491 million, a 6.3% decrease from the €524 million recorded in nine months ended September 30, 2012, mainly due to a decrease in general expenses.

Depreciation and amortization

Depreciation and amortization of this operating segment for the nine months ended September 30, 2013 was €320 million, a 32.8% increase from the €241 million recorded in the nine months ended September 30, 2012, primarily due to charges related to corporate offices and software amortization.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2013 was a loss of €3 million, compared with a loss of €16 million recorded for the nine months ended September 30, 2012, when higher provisions for loan losses were made in light of the adverse economic conditions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the nine months ended September 30, 2013 was an expense of €49 million compared to a gain of €247 million in the nine months ended September 30, 2012, mainly due to the bargain purchase of Unnim accounted as other gains in 2012.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the nine months ended September 30, 2013 was €1,098 million, compared with €474 million in the nine months ended September 30, 2012.

Income tax

Income tax of this operating segment for the nine months ended September 30, 2013 was a benefit of €141 million, a 58.7% decrease from the benefit of €342 million recorded for the nine months ended September 30, 2012, mainly as a result of lower proportion of income with a relatively low tax rate.

Profit from discontinued operations (net)

Profit from discontinued operations of this operating segment for the nine months ended September 30, 2013 was a gain of €1,400 million, compared with a gain of €254 million in the nine months ended September 30, 2012. This increase is due to the profit from the sale of the pension business in South America and Mexico and the income of this business.

Profit attributed to parent company

Profit attributed to parent company of this operating segment for the nine months ended September 30, 2013 was a profit of €307 million, compared with a profit of €70 million in the nine months ended September 30, 2012.

RECONCILIATION BETWEEN OPERATING SEGMENTS AND GROUP’S INCOME STATEMENT

The below table reconciles the income statement of our various operating segments and our Corporate Center to the consolidated income statement of the Group. The “Adjustments” column consists of amounts included in the Eurasia segment from the proportionate consolidation of Garanti and entities of the Garanti group which must be backed out for purposes of our consolidated financial information given that in accordance with IFRS 11 we are required to account for Garanti and the entities of the Garanti group using the equity method from January 1, 2013.

	For the Nine Months Ended September 30, 2013
	Banking Activity in Spain	RealEstate Activity in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	2,910	28	702	3,347	1,056	3,345	(535)	10,853	(560)	10,293

Net fees and commissions	1,034	8	301	883	424	693	(49)	3,292	(139)	3,153
Net gains (losses) on financial assets and liabilities and net exchange differences	627	38	177	128	119	505	325	1,918	(25)	1,893
Other operating income and expenses (*)	155	(86)	409	242	5	(511)	25	239	221	460
Administration costs	(2,193)	(94)	(512)	(1,631)	(965)	(1,625)	(491)	(7,511)	273	(7,238)
Depreciation and amortization	(84)	(17)	(39)	(121)	(135)	(123)	(320)	(838)	30	(808)
Impairment losses on financial assets (net)	(2,161)	(510)	(238)	(1,101)	(68)	(485)	(3)	(4,566)	110	(4,456)
Provisions (net) and other gains (losses)	432	(677)	(33)	(46)	—	(89)	(49)	(462)	21	(441)

Operating profit/ (loss) before tax	719	(1,310)	768	1,700	435	1,711	(1,098)	2,926	(70)	2,856

Income tax	(222)	467	(122)	(408)	(121)	(405)	141	(669)	69	(600)

Profit from continuing operations	496	(842)	647	1,293	314	1,306	(956)	2,256	—	2,256

Profit from discontinued operations (net)	—	—	—	—	—	—	1,400	1,400	—	1,400

Profit	496	(842)	647	1,293	314	1,306	444	3,656	—	3,656

Profit attributed to non-controlling interests	(19)	(2)	—	—	—	(421)	(137)	(580)	—	(580)

Profit attributed to parent company	477	(845)	647	1,292	314	885	307	3,077	—	3,077

(*)	Includes share of profit or loss of entities accounted for using the equity method.

E. Recent Developments

Sale of Stake in Administradora de Fondos de Pensiones Provida, S.A.

On October 2, 2013, we completed the sale of the entirety of our approximately 64.3% interest in Chilean pension fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”) to subsidiaries of MetLife, Inc. The total amount in cash received in connection with the sale is approximately 1,540 million U.S. dollars, taking into account the purchase price amounting to roughly 1,310 million U.S. dollars as well as the dividends paid by AFP Provida since February 1, 2013 amounting to roughly 230 million U.S. dollars (considering an exchange rate of 1 U.S. dollar = 504.93 Chilean pesos as of September 30, 2013). The capital gain net of taxes arising from the transaction amounts to approximately €500 million.

Scrip Dividend

On October 14, 2013, the trading period for the free allotment rights relating to the free-of-charge capital increase of BBVA (adopted under section 4.2 of the fourth item in the Agenda of the BBVA Annual General Shareholders Meeting held on March 15, 2013 and corresponding to the “Dividendo Opción” program) ended. During such trading period, the holders of 11.72% of the free allotment rights accepted BBVA’s undertaking to acquire such free allotment rights. Consequently, BBVA acquired 670,834,333 rights for a total consideration of €66,412,598.97. BBVA waived the free allotment rights so acquired. The holders of the remaining rights (88.28%) chose to receive new BBVA ordinary shares. As a result, 61,627,952 ordinary shares of €0.49 par value of BBVA were issued and the amount of the capital increase was €30,197,696.48.

Sale of the 5.1% of China CITIC Bank Corporation Limited (CNCB)

On October 21, 2013, we completed the sale of 5.1% of our participation in the share capital of CNCB to CITIC Limited for a total price of approximately €944 million. After the closing of that sale, our participation in CNCB has been reduced to 9.9%. Additionally, we and CNCB have agreed to adapt our strategic cooperation agreement to reflect our decreased participation in CNCB, including by removing the exclusivity obligations that affected our activities in China, and have agreed to discuss new areas of cooperation with CNCB, as our current intention is to remain a key long term investor in CNCB. Changes to the agreements affected by this sale will be finalized in due course. According to applicable accounting rules, this new situation implies a change in the criteria applied to the participation of BBVA in CNCB, which will become a non-significant financial participation, registered as “available for sale”.

Dividend

On October 25, 2013, we resolved not to pay out the sum corresponding to the interim dividend against the financial year 2013 which, according to BBVA’s usual calendar, would be payable in January 2014, and to increase the shareholder remuneration payable in April 2014 to €0.17 per share, using the Dividend Option remuneration scheme. Going forward, we intend to substitute the current shareholder pay-out policy with a policy to pay the full amount of the dividends in cash and in line with the performance of the Group’s earnings, with a final annual pay-out ratio target of between 35% and 40% of the profits obtained in each financial year. This policy would be applied progressively, such that in 2014 there will be two cash pay-outs and two dividends will be paid using the Dividend Option remuneration scheme.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GÓMEZ BARREDO
Name:	RICARDO GÓMEZ BARREDO
Title:	Global Head of Group Accounting & Information Management

Date: December 9, 2013